Exhibit 99.1

ReneSola Announces Leadership Transition

Shanghai, China, July 8, 2019 – ReneSola Ltd (“ReneSola” or “the Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer, today announced that its Chief Executive Officer, Mr. Xianshou Li, due to personal reasons, resigned from his position as Chief Executive Officer and from all other managerial positions held by him in ReneSola and any of its subsidiaries, effective July 8, 2019. The Board has accepted his resignation and has appointed Ms. Shelley Xu as the new Chief Executive Officer of the Company.

Prior to the appointment, Ms. Shelley Xu was Group Vice President, overseeing project development and construction in Asia Pacific region. Joining the company in 2005, she has 15 years of experience in marketing and team management. She established the Module Marketing and Sales Team in China in 2011 and became the Vice President of ReneSola China in 2013. She was promoted to the Group Vice President in 2016.

Mr. Li commented, “ I have known Shelley for over 15 years and have full confidence in her ability to lead the company into a new era.”

Ms. Xu commented, “I am honored by the Board’s trust and confidence in me. ReneSola has a clear plan and strategy, and a strong senior management team. With the support of the Board and our senior officers, I am confident ReneSola will continue to grow and thrive.”

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-9910 x206

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com